- Translated from French –

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 3,099,662
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

NOTICE OF A COMBINED ORDINARY AND EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

ON JUNE 20, 2013

Sent by Mail on May 20, 2013

Ladies and Gentlemen,

You are cordially invited to attend the Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on June 20, 2013 at 11:00 a.m. (French time) at the registered office of the Company, with the following agenda :

Agenda

Resolutions within the competence of the ordinary general shareholders’ meeting

1.	Approval of Statutory Accounts for year ended December 31, 2012

2.	Allocation of results

3.	Renewal of Mr. Michael S. Anderson as Director.

4.	Renewal of Mrs Catherine Bréchignac as Director.

5.	Renewal of Mr. Guillaume Cerutti as Director.

6.	Renewal of Mr. Francis JT Fildes as Director.

7.	Renewal of Ambassador Craig Stapleton as Director.

8.	Renewal of Mr. Elie Vannier as Director.

9.	Renewal of Mr. Stephen H. Willard as Director.

10.	Determination of the annual amount of Directors’ attendance fees (jetons de presence)

11.	Approval of agreements referred to in article L.225-38 et seq. of the French Commercial Code

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- Translated from French –

Resolutions within the competence of the extraordinary general shareholders’ meeting

12.	Authorization to be granted to the Board of Directors to allocate six hundred thousand (600,000) stock options and taking note of the resulting capital increases.

13.	Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) existing or to be issued shares at no cost (“free shares”) and establishment of the subsequent capital increases.

14.	Authorization to be granted to the Board of Directors for issue of a maximum number of three hundred thousand (300,000) stock warrants (BSA) reserved for a category of persons defined by the fifteenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

15.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fourteenth resolution to the benefit of a category of persons consisting of the Company’s directors and Scientific Advisory Board’s members who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors.

16.	Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred thousand (200,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), reserved for a category of persons defined by the seventeenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

17.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the sixteenth resolution to the benefit of a category of persons consisting of any person or company having sold or transferred to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise.

18.	Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.

19.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the eighteenth resolution to the benefit of a category of persons consisting of employees of the Company.

20.	Powers for formalities.

ON BEHALF OF THE BOARD OF DIRECTORS

IMPORTANT :

IF YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE NOTE THAT SHAREHOLDERS WILL BE ADMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY GENERAL MEETING WITH WHATEVER THE NUMBER OF SHARES THEY HOLD PROVIDED THAT IF THEY ARE OWNER OF REGISTERED SHARES THEIR SHARES HAVE BEEN REGISTERED IN A SHARE ACCOUNT HELD BY THE COMPANY AT LEAST ONE DAY PRIOR TO THE DATE OF THE MEETING.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JUNE 20, 2013, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING WHICH WILL BE HELD ON JULY 3, 2013 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .

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- Translated from French –

Quorum required under French law :

The required quorum for ordinary resolutions is one fifth (20%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting.

At this second Meeting, no quorum is required for ordinary resolutions.

The required quorum for extraordinary resolutions is one fourth (25%) of the total outstanding shares with voting rights, upon first call of the shareholders' meeting. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting, which shall not take place earlier than six days after the first meeting, the required quorum is one fifth (20%) of the total outstanding shares with voting rights.

Enclosed documents:

▪	Resolutions submitted to the combined ordinary and extraordinary shareholders' meeting to be held on June 20, 2013;
▪	Management Report by the Board of Directors to the ordinary shareholders’ meeting including notably (Appendix 1) table of the Company's results for the last five financial years;
▪	Report by the Board of Directors to the combined shareholders meeting held on June 20, 2013;
▪	Voting card
▪	Document and information request form.

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